Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

December 14, 2009

Re: USA Real Estate Holding Company
Registration Withdrawal Request filed on November 17, 2009
File No. 333-161646

Ladies and Gentlemen:

Please be advised that USA Real Estate Holding Company (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Withdrawal Request filed with commission on November 17, 2009 (File No. 333-161646). The Registrant elected to withdraw the Registration Withdrawal Request due to deficiencies in the Withdrawal Request and a new Withdrawal Request forthcoming to replace the original Withdrawal Request.

No securities were offered or sold pursuant to this Registration Statement.

If you have any questions concerning this matter, please contact Stephen Maddox.

Thank you for your assistance in this matter.

Sincerely,

/s/ Stephen R. Maddox
Stephen R. Maddox
President